Francine J. Rosenberger
Kirkpatrick & Lockhart Preston Gates
1601 K Street, NW
Washington, DC 20006-1600

April 1, 2010

RE: Chou U.S. Mutual Funds
File Nos.: 333-165300 and 811-22394

Dear Ms. Rosenberger;

On March 5, 2010, your firm filed a registration statement on Form N-1A on behalf of Chou U.S. Mutual Funds (the "Fund") to register shares of the Chou Global Value Fund ("Value Fund") and the Chou Global Bond Fund ("Bond Fund") (together, the "funds") . Based on our review of the registration statement, we have the following comments on the filing.

General

If the registrant intends to use summary prospectuses, please provide to us the draft Rule 498 (b)(1)(v) language that will accompany the summaries.

Prospectus

1.   Cover—Delete the statement that an investment in the Funds is not a deposit of a bank, etc. This disclaimer is appropriate only for bank-sponsored funds.

2.   Table of Contents—Please correct the typographical error in the heading so that it reads "Purchase and Sale of Value Fund Shares" not "Purchase and Sale of Value AFund Shares".

3.   Table of Contents—"Portfolio Turnover" is a subsection of "Fees and Expenses." You may wish to delete the heading from the Table of Contents.

Chou Global Value Fund Summary

4.   Investment Objective—Please delete the second sentence under this heading. This information should be moved to the Value Fund's response to Item 9(a) of Form N-1A, where the fund should also disclose the notice shareholders will receive in advance of a change in investment objective.

5.   Fees and Expenses of the Value Fund—Please revise the first sentence to read, "The table that follows describes...etc." In addition, the second sentence should be deleted but may be inserted as a footnote to the fee table. See Item 3, Instruction 6(a) of Form N-1A.

6.   Fee Table—Form N-1A provides that Items 2 through 8 may not include disclosure other than that required or permitted by the Form. See General Instruction C.3. (a) of Form N-1A. Please delete footnotes 1 and 2 as not required or permitted by Item 3. This information may be included elsewhere in the prospectus.

7.   Fee Table—Since no exchange fee is described in the prospectus, please delete this line item.

8.   Fee Table—To conform with Form N-1A, revise the "Net Expenses" caption in the Fee Table to read "Total Annual Fund Operating Expenses After Waivers and Reimbursements."

9.   Fee Table—Form N-1A permits inclusion of fee waiver information in the Fee Table only if the waiver will be in place for no less than one year from the effective date of the registration statement. Revise the date that the waiver will be in place or delete the fee waiver references from the fee table. In addition, please clarify that only the Fund's board may change the fee waiver agreement.

10.   Example—To conform with Form N-1A, revise the third sentence to read: "The example also assumes that your investment has a 5% return each year and the Fund's operating expenses remain the same." In addition, please delete the fourth sentence of this paragraph. We would not object if the Fund includes a short parenthetical at the end, noting that the fee waiver is applied only for the first year.

11.   Portfolio Turnover—Please insert a heading for this disclosure.

12.   Principal Investment Strategies—If the intent of the disclosure in the third paragraph is meant to describe a temporary defensive position, the disclosure should be moved to Item 9.

13. Principal Investment Strategies—The third paragraph states that the Value Fund may use "financial instruments, including derivatives" and lists the contemplated types of financial instruments (e.g., swaps, options, forward foreign currency exchange contracts, currency futures contracts, currency swaps, options on currencies, or options on currency futures). Please explain in your response why these instruments are not all "derivatives?" In addition, the disclosure in this paragraph states that the Value Fund may use financial instruments, including derivatives as "direct investments or to" hedge against losses, obtain exposure to financial markets, reduce transaction costs, create liquidity and/or increase the speed of portfolio transactions. Please clarify the distinction made between "direct" investments and the other types of investment activities identified.

14. Principal Investment Strategies of the Fund—Since the Value Fund identifies itself in its name as a "global" fund, please specify the policies that make the Fund global. The existing disclosure merely states that the Fund invests in the securities of companies located throughout the world. Disclose the percentage of assets of the Fund that will be invested outside the United States. Also, explain in your response the discrepancy between the name of the registrant (Chou U.S. Mutual Funds) and its two underlying funds, both of which are global funds.

15. Principal Investment Strategies of the Fund—Unless the Value Fund intends to enter into repurchase and reverse repurchase agreements and securities lending agreements as principal strategies, the last sentence of this section should be deleted.

16. Principal Risks—Emerging Markets Risk—If this is a principal risk of the Fund, please add parallel disclosure to Principal Strategies.

17. Principal Risks—Add the counterparty risk associated with credit default swaps trading.

18. Principal Risks—Pooled Investment Vehicle Risk—If this is a principal risk, why are expenses under .01% of Fund assets, as reflected in the fee table.

19. Principal Risks—Please confirm that the following risks are principal risks: market timing risk, political risk, refinancing risk, repurchase and reverse repurchase transaction risk and securities lending risk.

20. Portfolio Manager—Instead of stating that Mr. Chou has been portfolio manager of the Value Fund "since its inception," state the date that he assumes this responsibility, i.e., 2010.

21. Tax Information—Delete the cross-reference in the second sentence of this section.

Chou Global Bond Fund Summary

22. The same comments provided above apply to the Bond Fund, as applicable.

23. Principal Investment Strategies—The disclosure states that the "Bond Fund seeks to achieve its investment objective by investing at least 80% of its net assets in fixed income securities and financial instruments that provide exposure to fixed income securities." In your response, explain whether this means that the Bond Fund may meet the 80% test with its derivatives holdings. Also, explain in your response how a policy of investing 80% of the Bond Fund's assets in "fixed income securities" meets the requirements of Rule 35d-1 under the 1940 Act. We may have further disclosure comments depending on your responses to these questions.

24. Principal Risks—Add Non-Diversification Risk to this section. According to the Statement of Additional Information (SAI), both funds are designated "non-diversified."

25. Additional Information Regarding the Funds—The sub-headings in this section should read "Detailed Strategies and Risks of Chou Global Value Fund" and "Detailed Strategies and Risks of Chou Global Bond Fund."

26. Additional Information Regarding the Funds—Add information that describes the funds' policies with respect to their status as "global" funds.

27. Additional Information Regarding the Funds—The disclosure in this section describing the funds' strategies and risks should parallel the disclosure in the funds' summaries. Revisions made in the summaries in response to staff comments also should be made in this section of the prospectus.

28. Detailed Information or Risk Factors—The introductory paragraph refers to "primary risk factors." Please change the reference to "principal risk factors" or explain the discrepancy in terminology in your response.

29. Detailed Information or (on?) Risk Factors—Please ensure that the table of risks includes only principal risks. Non-principal risks may be included in a separate table.

30. Currency Risk—This section states that "If a Fund invests directly in foreign (non-U.S.) currencies..." Explain in your response why this risk is couched in conjectural language when both funds list currency risk as a principal risk.

31. Derivatives Risks—The second paragraph states that "The Funds may use derivatives in various ways." Since the funds list derivatives risk as a principal risk, the statement should be more definitive.

32. Distressed Securities Risk—Explain in your response why this section refers only to the Bond Fund when both funds list this risk as a principal risk.

33. Emerging Markets Risk—This section states that "The Funds may invest in foreign securities of issuers in countries with emerging securities markets." Since this risk is categorized as principal with respect to both funds, please remove the conjectural language here.

34. Non-Diversified Risk—This section only refers to the Value Fund, yet this is also a principal risk of the Bond Fund, according to the SAI and the table presented at the beginning of this section.

35. The Adviser—This section states that Chou America Management Inc. is newly registered as an investment adviser. If this is the first mutual fund advised by the adviser and its portfolio manager, please add this as a principal risk of investing in the funds.

36. Frequent Trading—Form N-1A requires that a fund's policies and procedures to combat frequent trading be described with specificity. Please add more specificity about such policies and procedures in this section. See Item 11(e) (4)(iii) of Form N-1A.

Statement of Additional Information

37. Please add the new disclosure, including the specific experience and skills that qualify the directors to serve on the funds' boards, required in Securities Act Release No. 9089 (Dec. 16, 2009). See Items 17(b)(1), (b)(3)(ii), and (b)(10) of Form N-1A.

38. Administrator, Accountant, Transfer Agent and Compliance Services—In your response, explain the factors considered by the funds' boards in approving an administration agreement that

imposes a gross negligence standard for the provision of ministerial duties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

- The Fund is responsible for the accuracy and adequacy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;
- The Fund may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel